UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2026

Daniel S. O'Toole
Chief Executive Officer
Arrive AI Inc.
9100 Fall View Drive
Fishers, IN 46037

Re: Arrive AI Inc.
Registration Statement of Form S-3
Filed June 1, 2026
File No. 333-296392

Dear Daniel S. O'Toole:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Peter Campitiello